Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

FUNDRISE

Strategic hands-on management results in strong performance

Our Jacksonville build-for-rent community achieved 100% occupancy, adding robust cash flow to the portfolio



We're pleased to share that as of January 2025, Treeline Trails, **our 146-unit community of build-for-rent homes in Jacksonville, Florida**, had achieved stabilization with an effective occupancy at an impressive 100%. Stabilization is typically defined as the point at which a property has completed initial lease-up and achieved an occupancy rate of 90-95%. This milestone marks another successful transition in our portfolio to the cash-flowing stabilization phase.

From acquisition to stabilization

As highlighted in our recent portfolio updates, real estate investments follow a natural progression where properties ultimately reach their full income potential once stabilized. With Treeline Trails, we acquired the fully constructed community in June 2022, allowing us to focus immediately on operations and optimization.

Treeline Trails demonstrates the effectiveness of our strategic management approach:

1. **Acquisition** — We acquired this fully constructed opportunity in June 2022 in the growing Jacksonville market.
2. **Strategic management change** — After acquisition, we implemented a key change in property management, partnering with a new team that has proven to be an exceptional collaborator with our own internal Operations team.
3. **Stabilization** — Through this strategic partnership, the property achieved stabilization in January 2025 and has now reached 100% occupancy, generating steady cash flow.

Strategic advantages drive results

The successful stabilization of Treeline Trails can be attributed to three key factors:

- **Strategic property management partnership** — The decision to change property management has proven highly successful, with our new management partner demonstrating exceptional capabilities in leasing and resident satisfaction. Given their strong performance not only at Treeline Trails but at two other communities, we're looking to expand this partnership across additional properties in our portfolio.
- **Optimized operational execution** — Our internal Operations team worked closely with our management partner to implement targeted strategies that maximized occupancy and resident retention while maintaining efficient cost structures.
- **Strong market positioning** — Treeline Trails offers a compelling housing option in the Jacksonville market, meeting the growing demand for single-family rental homes that combine the space and privacy of homeownership with the flexibility of renting.

These factors have positioned Treeline Trails as a premium housing option in the desirable Jacksonville area, attracting residents who seek the quality and space of single-family living with the convenience of professional management and maintenance.

Portfolio impact

Treeline Trails joins the growing number of stabilized assets in our portfolio. The property's successful stabilization and exceptional 100% occupancy rate further validates our approach to creating value through strategic management decisions and effective operations.

This achievement is particularly significant as it demonstrates our ability to identify opportunities for operational improvement and implement changes that drive performance. The successful management partnership at Treeline Trails has already informed our approach at other communities and will continue to influence our operational strategy going forward.

As with many of our investments, the transition to stabilization delivers the steady cash flow that contributes to consistent performance across the portfolio.

An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

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The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Treeline Trails hits 100% occupancy



As of January 2025, Treeline Trails—our 146-unit build-for-rent community in Jacksonville, Florida—has officially reached stabilization with full occupancy. This milestone marks its transition into a cash-flowing asset within our portfolio.

Why it matters

Stabilization typically occurs when a property has completed lease-up and reaches 90–95% occupancy. Treeline Trails hitting 100% reflects not only strong market demand but also the success of our hands-on approach to asset management.

What happened

- **Acquired fully built in June 2022**, Treeline Trails allowed us to focus immediately on operations rather than development.
- We implemented a **strategic management change**, partnering with a high-performing property manager that has since proven effective across multiple communities.
- As a result, the community hit **100% effective occupancy in January 2025**, just over 18 months after acquisition.

Behind the numbers

The success of Treeline Trails can be traced to three key drivers:

- **Smart partnerships –** Our new management partner delivered exceptional leasing performance and resident satisfaction.
- **Operational precision –** Our internal team implemented targeted strategies to increase retention and optimize costs.
- **Strong product-market fit –** The community meets growing demand for single-family rentals that blend privacy, quality, and flexibility.

Zoom out

Treeline Trails now joins a growing number of stabilized, income-producing assets in the Fundrise portfolio. It's a clear demonstration of our ability to create value through strategy, execution, and alignment with market trends.

An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

About the Flagship Fund

- 4,700+ single-family rental homes
- Flexible minimums starting at just $10
- 3.3+ million square feet of industrial facilities
- Quarterly, penalty-free withdrawals

Invest in real estate

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Download on the App Store

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The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Hi ,

I wanted to share a quick update on one of our recent successes. As of January, Treeline Trails—our 146-unit build-for-rent community in Jacksonville—has reached full occupancy and is now generating steady cash flow. It's a strong example of how our hands-on approach to management and market selection continues to drive meaningful results across the portfolio.

A fast track to cash flow: Acquired fully constructed in June 2022, Treeline Trails allowed us to focus immediately on operations. A strategic change in property management unlocked performance gains, with our new partner delivering strong leasing results and resident satisfaction.

Why it worked

- High-performing property management with a proven track record across multiple assets
- Targeted operational strategies that improved retention and reduced costs
- Strong market demand for single-family rentals with professional management

Portfolio impact: Treeline Trails now joins our growing list of stabilized communities, reinforcing our ability to drive value through operational execution and smart partnerships—key drivers of consistent portfolio performance.

If you're looking to add institutional-quality real estate to your portfolio, now is an ideal time to invest alongside nearly 400k Fundrise investors.

Get started for as little as $10.

P.S. Treeline Trails is just one of several communities we've recently transitioned into the cash-flowing phase. We're continuing to scale this success across markets nationwide.

Best,
Thomas Eden
Senior Investor Relations Associate

Additional Information: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Hi ,

We've added a new preferred equity investment to the Fundrise portfolio: Ocean Village, a 314-unit multifamily development in Palm Coast, Florida. The investment offers a projected 13.00%[1] gross annual return, with a 4-year term and optional 12-month extensions.

It's the only new multifamily project currently under construction east of I-95, just minutes from Flagler Beach—positioned in a submarket experiencing rapid population growth and limited new supply.

Key highlights:

- Resort-style amenities
- Strong projected demographic growth through 2029
- Continued collaboration with a sponsor we've worked with successfully before

Preferred equity investments like Ocean Village are structured to offer stable income backed by real estate fundamentals.

Add real estate to your portfolio for as little as $10.

P.S. Ocean Village aligns with our broader strategy of targeting underserved growth markets to support long-term income generation across the portfolio.

Best,
Thomas Eden
Senior Investor Relations Associate

Additional Information: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

The Fundrise Income Real Estate Fund (the Income Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.